Filed by SCANA Corporation
Pursuant to Rule 425 of the Securities Act of 1933
and deemed filed pursuant to Rule 14a-12
of the Securities Exchange Act of 1934

Subject Company: SCANA Corporation
(Commission File No.: 1- 8809)

The following email was sent to customer service representatives for use in answering questions from callers:

EMAIL TO CUSTOMER SERVICE REPRESENTATIVES

Dominion Energy, as part of its proposal to combine with SCE&G and its corporate parent, SCANA, has committed to a $1.3 billion cash payment to SCE&G’s electric customers to offset costs related to the construction of two new nuclear units that will not be completed.  Within 90 days of the merger closing, the average residential electric customer will receive a payment of approximately $1,000.   The exact amount will be based on how much electricity the customer used during the previous 12 months.

Dominion will work with the South Carolina Office of Regulatory Staff and the Public Service Commission of South Carolina to determine a fair and equitable process for payments to prior customers. We may not have answers for every question customers are asking at this time, but we will provide additional details at a later date.  For more information regarding the proposed merger, and the related customer benefits, please visit Dominion Energy South’s website at https://dominionenergysouth.com/faq.htm.

If you would like to show your support of the proposed merger, you can utilize one of the following options:

•	Locate contact information for your elected official by visiting http://scstatehouse.gov/legislatorsearch.php

•	Visit the “Take Action” section of Dominion Energy South’s website at https://dominionenergysouth.com/take-action.htm

•	Call 803-291-5059, enter your zip code, and your call will be automatically forwarded to your elected officials

Additional Information

In connection with the proposed transaction, Dominion Energy will file a registration statement on Form S-4, which will include a document that serves as a prospectus of Dominion Energy and a proxy statement of SCANA (the “proxy statement/prospectus”), and each party will file other documents regarding the proposed transaction with the SEC. INVESTORS AND SECURITY HOLDERS ARE URGED TO READ THE PROXY STATEMENT/PROSPECTUS AND OTHER RELEVANT DOCUMENTS FILED WITH THE SEC, WHEN THEY BECOME AVAILABLE, BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION. A definitive proxy statement/prospectus will be sent to SCANA’s shareholders. Investors and security holders will be able to obtain the registration statement and the proxy statement/prospectus free of charge from the SEC’s website (http://www.sec.gov) or from Dominion Energy or SCANA. The documents filed by Dominion Energy with the SEC may be obtained free of charge by directing a request to Dominion Energy, Inc., 120 Tredegar Street, Richmond, Virginia 23219, Attention: Corporate Secretary, Corporate.Secretary@dominionenergy.com, and the documents filed by SCANA with the SEC may be obtained free of charge to SCANA Corporation, 220 Operation Way, Mail Code D133, Cayce, South Carolina 29033, Attention: Office of the Corporate Secretary, BoardInformation@scana.com.

Participants in the Solicitation
Dominion Energy and SCANA and their respective directors and executive officers and other members of management and employees may be deemed to be participants in the solicitation of proxies in respect of the proposed transaction.  Information about Dominion Energy’s directors and executive officers is available in Dominion Energy’s Annual Report on Form 10-K for the fiscal year ended December 31, 2016, in its proxy statement dated March 20, 2017, for its 2017 Annual Meeting of Shareholders, and certain of its Current Reports on Form 8-K.  Information about SCANA’s directors and executive officers is available in SCANA’s Annual Report on Form 10-K for the fiscal year ended December 31, 2016, in its proxy statement dated March 24, 2017, for its 2017 Annual Meeting of Shareholders and certain of its Current Reports on Form 8-K.  Other information regarding the participants in the proxy solicitation and a description of their direct and indirect interests, by security holdings or otherwise, will be contained in the proxy statement/prospectus and other relevant materials to be filed with the SEC regarding the transaction when they become available.  Investors should read the proxy statement/prospectus carefully when it becomes available before making any voting or investment decisions.  You may obtain free copies of these documents from Dominion Energy or SCANA as indicated above.